

VF 3-21-05 KR

SE 05040003 ISSION



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| SEC FILE NUMBER |
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| 8- 52279 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N/N: Jane Street Trading LLC

N. BOWERY CAPITAL, LLC

| OFFICIAL USE ONLY |
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| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway, Suite 2102
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Granieri (212) 651-6070
(Area Code- Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


PROCESSED
APR 0 4 2005
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
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* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number**

3/23/05

# OATH OR AFFIRMATION

I, Robert A. Granieri swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bowery Capital, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Notary Public



Signature

MD

Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INTERNATIONAL

## INDEPENDENT AUDITOR'S REPORT

To the Member of
Bowery Capital, LLC

We have audited the accompanying statement of financial condition of Bowery Capital, LLC (a wholly owned subsidiary of Henry Capital, LLC) (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bowery Capital, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

**GOLDSTEIN GOLUB KESSLER LLP**

February 23, 2005

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

# BOWERY CAPITAL, LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2004**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 31,899 |
| Due from Brokers | 11,988,982 |
| Securities and Options Owned, at market value | 43,046,575 |
| Other Assets | 59,760 |
| **Total Assets** | $55,127,216 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| Liabilities: | |
| Securities and options sold, not yet purchased, at market value | $45,837,972 |
| Due to Member | 111,826 |
| Accrued expenses and other liabilities | 58,869 |
| **Total liabilities** | 46,008,667 |
| Member's Equity | 9,118,549 |
| **Total Liabilities and Member's Equity** | $55,127,216 |

See Notes to Statement of Financial Condition

**1. ORGANIZATION:**

Bowery Capital, LLC (the "Company"), a wholly owned subsidiary of Henry Capital, LLC (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and trades for its own account as a dealer on the American Stock Exchange. The Company is a member of the Archipelago Exchange, which is an electronic non-floor based division of the Pacific Exchange.

**2. SIGNIFICANT ACCOUNTING POLICIES:**

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records transactions in securities and the related revenue and expenses on a trade-date basis.

Securities and options owned and securities and options sold, not yet purchased, by the Company are valued at their prevailing market prices. All resulting unrealized gains and losses are reflected in Member's equity.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the statement of financial condition. These instruments include puts and calls written (sold) and obligations arising from securities and options sold, not yet purchased (see Note 6).

No provision is made in the accompanying financial statement for federal or state income taxes since such liabilities are the responsibility of the Member.

**3. DUE FROM BROKERS:**

The clearing and depository operations for the Company's securities transactions are provided primarily by one broker. At December 31, 2004, substantially all of the securities owned and the amount due from brokers reflected in the statement of financial condition are positions carried by and amounts due from this broker. Additionally, investments in securities and options owned and securities and options sold, not yet purchased, are subject to margin requirements.

**4. RELATED PARTY TRANSACTIONS:**

The Parent and Jane Street Capital, LLC ("Jane") provide administrative services and office space, and pays certain operating expenses on behalf of the Company. At December 31, 2004, the amount due to the Parent and Jane was primarily as a result of salaries, bonuses and administrative items (market data, rent, etc.). The expenses are allocated to the entities based on headcount.

**5. REGULATORY REQUIREMENTS:**

As a registered broker-dealer and member of the American Stock Exchange, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000, or 6-2/3% of aggregate indebtedness, or $122,500, which is an amount based on market-maker activity, as defined. At December 31, 2004, the Company had net capital of $4,525,690, which exceeded the requirement of $122,500 by $4,403,190.

**6. DERIVATIVE FINANCIAL INSTRUMENTS:**

The Company's activities include the purchase and sale of derivative financial instruments in the form of equity options and futures contracts. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. Management believes that any risk is significantly minimized through its hedging strategies. All positions are reported in the accompanying statement of financial condition at market value and any change in market value is reflected in Member's equity.

**7. SUBSEQUENT EVENTS:**

In January of 2005, the Parent legally changed its name from Henry Street Capital, LLC to Jane Street Holdings, LLC, and the Company legally changed its name from Bowery Capital, LLC to Jane Street Trading, LLC. With the exception of the name change, no other structural changes were made. The Parent and the Company will continue to operate in the same capacity.



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INTERNATIONAL

**INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL**

To the Member of
Bowery Capital, LLC

In planning and performing our audit of the financial statements and the supplemental schedules of Bowery Capital, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Bowery Capital, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the American Stock Exchange LLC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Goldstein Golub Kessler LLP*

**GOLDSTEIN GOLUB KESSLER LLP**

February 23, 2005